Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	Thirteen weeks ended August 28,	Fiscal Year Ended May,
	2011	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$122.9	$1,224.9	$1,081.5	$908.3	$649.5	$644.8

Add/(deduct):
Fixed charges	67.9	273.5	301.6	314.1	313.6	308.1
Distributed income of equity investees	3.9	13.3	30.6	41.4	28.0	13.0
Capitalized interest	(2.0)	(11.6)	(12.2)	(3.1)	(8.2)	(7.1)

Earnings available for fixed charges (a)	$192.7	$1,500.1	$1,401.5	$1,260.7	$982.9	$958.8

Fixed Charges:
Interest expense	$54.2	$219.7	$246.0	$264.3	$262.4	$256.7
Capitalized interest	2.0	11.6	12.2	3.1	8.2	7.1
One third of rental expense(1)	11.7	42.2	43.4	46.7	43.0	44.3

Total fixed charges (b)	$67.9	$273.5	$301.6	$314.1	$313.6	$308.1

Ratio of earnings to fixed charges (a/b)	2.8	5.5	4.6	4.0	3.1	3.1

(1)	Considered to be representative of interest factor in rental expense.